

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 18, 2007

Via Facsimile (813.229.1660) and U.S. Mail

Darrell C. Smith, Esq.
Shumaker, Loop & Kendrick, LLP
101 E. Kennedy Boulevard, Suite 2800
Tampa, FL, 33602

>   **Re: Radiation Therapy Services, Inc.**
>   **Schedule 13E-3 filed November 23, 2007**
>   **005-80422**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 21, 2007**
>   **000-50802**

Dear Mr. Smith:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Preliminary Proxy Statement.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREM14A

Special Factors
Background of the Redemption and Merger, page 18

1.   Expand your disclosure to describe in greater detail the alternatives considered and the reasons why these alternatives were rejected in favor of the proposed

going-private transaction. Your discussion should include a specific explanation as to why you believe the current transaction is more favorable to the unaffiliated security holders than the alternatives.

2.   We refer you to your disclosure on page 19. Please revise to describe and clarify what interests in the potential transactions or potential arrangements, if any, members of the board or management had with any of the bidders prior to the special committee meeting on June 25, 2007. If members of the board or management held discussions or negotiations with potential bidders prior to the special committee's authorization for them to so, such discussions/ negotiations should be described. The description should state who initiated the discussions/ negotiations and identify the individuals who participated.

3.   Although we understand that you filed Morgan Joseph's opinion as an attachment to the preliminary proxy statement, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by RTS or any affiliates from any third party and materially related to this offer constitutes a separate Regulation M-A Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to your Schedule 13E-3. This requirement includes final and preliminary reports. Supplementally confirm that you have described in detail all oral presentations made to the special committee and the board by the financial advisors and ensure that you have filed as exhibits to the Schedule 13E-3 any materials used to present information to the special committee and the board such as board books, slides, etc.

4.   Additionally, please provide your analysis as to why you do not believe any materials presented by Wachovia to the special committee and/ or the board do not constitute a report, opinion or appraisal materially related to the transaction pursuant to Item 1015. We may have further comment.

Fairness of the Merger; Recommendation of the Special Committee…, page 24

5.   Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Special Committee is relying on the analyses of Morgan Joseph to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

6.   We note your statement on page 27 that the liquidation value was not considered because the filing persons consider RTS to be a viable going concern. Did the filing persons consider the possibility that the aggregate value of the individual

assets may be worth more than the value of the business? If not, then please explain why. Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

7.   Expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, what consideration did the filing persons give to the fact that the transaction does not require the approval of at least a majority of the unaffiliated security holders? See Items 1014(c), (d) and (e).

8.   Expand to discuss in greater detail the factors considered by the special committee and the Board mentioned in the first bullet on page 25.

Opinion of Morgan Joseph & Co. Inc.

9.   We note your disclosure on page 35 that the summary set forth "does not purport to be a complete description of the analyses performed…." Please confirm that the summary describes all material analyses performed, including any that did not support Morgan Joseph's opinion regarding fairness.

Selected Publicly Traded Company Analysis, page 35
Selected Acquisitions Analysis, page 36

10.   Please disclose the selection criteria for the comparable companies and the comparable acquisitions and tell us whether any companies or transactions meeting the respective selection criteria were excluded from such analysis.

11.   Provide the high and low ends of the respective ranges.

12.   We refer you to your disclosure on page 37. Please quantify the "customary fees" you have agreed to pay Morgan Joseph.

Financing, page 40

13.   We note your disclosure on page 41 that "Vestar Capital Fund may allocate a portion of its equity commitment to other affiliated and/ or non-affiliated co-investors." Please revise to identify these other investors and tell us what consideration was given to whether such other investors are engaged in the 13E-3 transaction and should be named as Filing Persons.

14.   Please explain why you believe your statement on page 43 of your intent not to "update or otherwise revise any statements concerning the terms of the financing

included in the proxy statement" is consistent with your disclosure obligations pursuant to Item 10 of Schedule 13E-3.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions